UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For November 2009

Commission File No. 001-33176

Fuwei Films (Holdings) Co., Ltd.

No. 387 Dongming Road
Weifang Shandong
People’s Republic of China, Postal Code: 261061
(ADDRESS OF PRINCIPAL EXECUTIVE OFFICES.)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F  X     Form 40-F □

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐    No ☒
If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___

Item 8.01 Other Event.

On November 12, 2009, Fuwei Films (Holdings) Co., Ltd., a company incorporated in the Cayman Islands (the “Company”), issued a press release announcing that it had become aware of the final verdict issued by the Supreme People's Court of Shandong Province, concerning the Company's three major shareholders, Mr. Jun Yin, Mr. Tongju Zhou and Mr. Duo Wang. The Supreme People's Court upheld the initial verdict issued by the Intermediate court in March 2009. The March 2009 initial verdict sentenced Mr. Yin to death, with a stay of execution for two years; the other two defendants, Mr. Zhou and Mr. Wang, each received life imprisonment; all of the personal property of the three individuals will be confiscated. The three individuals appealed the initial verdict to the Supreme People's Court of Shandong Province in March 2009. None of these individuals is involved in Fuwei's day-to-day operations.

A copy of the press release is attached hereto as Exhibit 99.1.

The information in this Report, including the exhibit, shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liabilities of that Section. It shall not be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, except as shall be expressly set forth by specific reference in such a filing.

Exhibits

99.1                      Press Release dated November 12, 2009.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Fuwei Films (Holdings) Co., Ltd.

By: /s/ Xiaoan He
Name: Xiaoan He
Title: Chairman, Chief Executive Officer
Dated: November 13, 2009